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PITCH VIDEO **INVESTOR PANEL**

INVEST IN **ZERO CARBON INC.**

Trash Into Treasure: Eliminating Global Waste by Turning Trash into Clean Energy

zero-x.co   Fort Lauderdale, FL    Technology   Hardware   Sustainability   Clean Tech

Highlights

1 Global Opportunity: Tackling waste challenges and reducing carbon emissions worldwide.

2 Paris Pilot: Launching with a potential $200M contract upon successful completion.

3 Innovative R&D: 17 years of research and 4 patents pending in advanced waste-to-energy technology.

4 Research Validation: Technology backed by the German Government and Fraunhofer Institute.

5 Zero Waste: Producing only clean fertilizer and bricks for affordable housing.

6 Clean Hydrogen: Converting sewage, municipal, and agricultural waste into hydrogen energy.

Our Team



Julien Felix CEO at ZERO CARBON INC.

Recognized as one of the leading cleantech entrepreneurs and advisors Julien and his team have been pushing the limits of small scale low emission waste conversion for over a decade.

There are so many non-utilized waste streams depleting this planet's finite resources. In the last decade, we have spent the problems have only gotten worse. Now entire countries, as well as the ocean, are covered in mixed waste which is almost impossible to recycle. There are no cost-effective solutions available.



Michael Hofmeister CTO at ZERO CARBON INC.

Micheal started his professional engineering career at venture-funded agnion energy Inc.. His Team was awarded "Best Of German Engineering 2015" by the German Ministry of Economics. 25 Patent Applications- the leading specialist in this field.






Evelina Holmstedt Impact Marketing and Communication

BSc degree in Business Administration & Economics from Lund University, Sweden



Haritherran Kesavan Renewable Energy Engineer

University Technology Petronas Graduate

Back by Popular Demand: From Waste to Clean Hydrogen and Renewable Energy! 🌱 🌍


ZERO X
WASTE IS POWER
ZERO-X TECHNOLOGY
PARTIAL FUNDING PROVIDED BY:
SAB
Federal Ministry for Economic Affairs and Climate Action
PtJ Projektträger Jülich Forschungszentrum Jülich
Contact Us
+321 2225921
Our Website
www.zero-x.co
E-Mail:
Julien Uhlig, CEO
ZERO X

🚩 The Problem

Every day, cities worldwide face the overwhelming challenge of managing massive amounts of waste while meeting rising energy demands. Landfills are overflowing, oceans are choked with plastic, and carbon emissions are climbing. But what if we could turn these challenges into opportunities? What if waste wasn't just a problem, but a **valuable resource**?

TOP TEN REASONS TO INVEST IN ZERO-X

Unlimited Global Growth Potential
Since everyone produces waste and needs energy, the opportunities for the X-150 are endless.

Zero Debt and Cash Flow Positive
Extremely low-cost overhead, no immediate debt to serve, financially optimized growth trajectory.

Technology Ready for Market
Designs have been finalized for the X-150 reactor, and the technology is ready for global manufacturing.

Extensive Patent Pool
With currently four global patent applications, the company is leading in its field.

17 Years of Continous R&D
In an industry that takes a long time to learn and mature, we have a 17-year head start, always learning and improving.

Government Funding until Q4- 2027
ZERO-X technology partner MFC and its development partners are receiving between €3.5 and €7 million in current grants.

Fast Growing Asia Based Team
The team is growing mainly from Indonesia and Malaysia, drastically reducing growth costs by an estimated 90%.

Experienced Management Team
The leadership team has been working together since 2006 and has extensive global experience in project execution.

SEC-Registered Shares
Shares are SEC-registered under Regulation CF for maximum transparency. Clean balance sheet, audited, and compliant.

Cost effective Green Hydrogen Solution
In the booming future technology of green hydrogen, ZERO minus X offers a cost-effective solution, converting waste into hydrogen.

💪 Our Solution

Welcome to Zero-X, where we're not just managing waste – we're revolutionizing it. Our groundbreaking technology transforms a wide range of materials, from household trash to agricultural residues, into **clean, renewable hydrogen energy, methane** and **power**, with **biochar**

as the byproduct. Our systems are **modular, transportable, scalable,** and remotely managed, bringing this game-changing technology directly to the source of waste. Whether it's powering bustling urban centers or remote villages, Zero-X offers efficient, cost-effective solutions tailored to any environment.



ZERO X
X-150 TECHNOLOGY
CONTAINER-INTEGRATED TURNKEY SYSTEM
Rapid Deployment: Ready for operation within 72 hours, significantly cutting down commissioning time.
Flexible & Mobile: Easily relocate according to feedstock changes or project needs; adaptable scaling up or down as demands evolve
Enhanced Quality & Financing: Pre-tested units ensure higher quality control; structured financing options provide flexibility in investment continuity.
INTEGRATED SAFETY CONCEPT
Remote Management: Full remote operation minimizes downtimes due to malfunctions, ensuring consistent productivity.
Secure Access Control: Enhanced security measures prevent unauthorized access and theft of machine parts.
Contained Risk Management: Damage and leakages are confined within the container, allowing safe installation near sensitive locations like hospitals or hotels without risk.



ZERO X
Process and Key Features of the X-150 Technology
FROM WASTE TO FUEL TO POWER & ASH
1. Feedstock Intake
Various types of waste materials are loaded into the fuel tank
Integrated auger system transports feedstock into gasifier
2. Gasification Process
Feedstock enters gasifier chamber
Three distinct zones:
Oxidation Zone: Oxygen breaks down feedstock into gas (temp. of 1200 °C)
Pyrolysis Zone: Further decomposition of organic material
Reduction Zone: Carbon monoxide (CO) and hydrogen (H2) produced
3. Ash Removal
Solid particles and ash fall into ash pit
Water-cooled grates break down clinkers for smooth operation
4. Gas Filtration
Produced gas exits gasifier chamber
Gas passes through high-temperature filtration system
Filtration removes small particles and dust for clean energy source
5. Gas Utilization
Filtered gas ready for utilization in various applications
Applications include combustion, fuel cells, or engines
Gas versatility allows flexibility in energy generation and utilization


ZERO X
BIOCHAR:
CARBON CAPTURE
With biochar, ZERO-X is leading the charge in transforming waste into a sustainable climate solution that can make a significant impact on global carbon capture and greenhouse gas reduction. Join us in deploying this major technology to make a difference on a global scale.
CARBON STORAGE IN SOIL AND BUILDING MATERIAL
GHG EMISSION REDUCTION FROM FOSSIL FUEL REPLACEMENT
LANDFILL DIVERSION AND TRANSPORTATION EMISSION REDUCTION
CIRCULAR ECONOMY AND CLOSED-LOOP AGRICULTURE
TRAPPING CONTAMINANTS IN BIOCHAR

🗼 Spotlight: The Paris Project

$200M contract upon successful completion.

From Horse Manure to Clean Energy: A Zero-X Success Story

📊 **Project Scope:** Converting three challenging waste streams into clean energy

- **Horse manure** from city stables, addressing unique urban waste challenges.
- **Sewage sludge** from treatment plants, transforming a disposal problem into a power source.
- **Municipal solid waste** from urban areas, giving new life to everyday

trash.

🌿 **Environmental Impact:**

- **Significantly reduces landfill use,** freeing up valuable urban space.

- **Cuts methane emissions,** helping Paris lower its carbon footprint.

- **Generates clean energy** to power thousands of homes, reducing reliance on fossil fuels.

💰 **Economic Benefits:**

- Saves **millions** in waste management and landfill costs.

- Creates new **green jobs,** boosting local employment in the renewable sector.

- Generates revenue from **energy sales,** providing a new income stream for the city.

This project is more than waste management - it's a model for **urban** sustainability that can be replicated in cities around the globe.




down into something that can be
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🏆 Recognition

Zero-X is honored to be recognized as one of the **most promising companies on Hatcher+**, a leading AI-based venture investment platform. This accolade underscores our potential for significant growth and impact, solidifying our position as a leader in clean energy solutions.


ZEROX | WEFUNDER
RECOGNIZED BY
WORLD-CLASS
INSTITUTES
UNICORN PITCHES
THE WORLD'S MOST INNOVATIVE COMPANIES 2018
CleanTechnica
BUSINESS ROCKSTARS
CNN
Wirtschafts Woche
EY Entrepreneur Of The Year
Nasdaq
the japan times
Hochschule Zittau/Görlitz
Fraunhofer IKTS
UTP
Biorenewables Development Centre
SAB
PtJ

📈 Market Opportunity

We're not just entering a market; we're set to disrupt it. With **billions of tons of waste** produced globally each year, the market for waste-to-energy solutions is immense and rapidly expanding. Zero-X's unique, **patented technology** positions us to capture substantial market share in the waste conversion and renewable energy sectors, offering scalable solutions to address both environmental and economic challenges.

Our technology isn't just scalable - it's adaptable to diverse markets and geographies, including those that aim to **leapfrog** directly to sustainable practices. From Australia to South Korea, where we're preparing our first commercial deployment, to Ghana, Vietnam, and Thailand, where waste management is a growing priority, Zero-X's solutions are tailored to meet both environmental and economic needs.


ZEROX
WASTE POWER:
A TRILLION USD MARKET
The rapidly expanding markets in waste treatment, agricultural waste treatment, diesel generators, green hydrogen, and rural electrification, collectively valued at over $1 trillion, present a significant opportunity for Zero-X to innovate and lead in sustainable, decentralized energy solutions.
530 BILLION
6.7% (2024-2030)
Waste Treatment - Includes municipal, industrial, and hazardous waste treatment
30 BILLION
5.6% (2023-2032)
Agricultural Waste - Includes biomass recycling, manure treatment, and straw processing
30.5 BILLION
6.5% (2022-2028)
Diesel Generators - Market mainly driven by increasing demand in developing regions
10.2 BILLION
54.0% (2022-2030)
Green Hydrogen- Driven by growing focus on decarbonization
140 BILLION
8.3% (2023-2030)
Rural Electrification- Driven by growing focus on decarbonization

🌐 Global Impact

Our vision extends beyond business success - we are committed to making a lasting positive impact on the planet:

- **Process** large volumes of waste daily, drastically reducing the need for landfills.

- **Generate** clean, renewable energy to power homes, businesses, and communities sustainably.

- **Reduce** carbon emissions, contributing to global efforts to combat climate change and meet sustainability goals.

ZERO**X**

POWER CONVERSION TECHNOLOGY
LEADING DEVELOPMENTS

Replace Gas, Oil, and Coal with Clean Gas for Industrial Burners

Replace fossil fuels with clean gas for industrial applications, drastically reducing GHG emissions.

Benefits:
- Decarbonization: Replaces fossil fuels with clean gas, reducing greenhouse gas emissions.
- Circular Economy: Turns waste into valuable energy resources.



Convert Gas into Clean Power via Linear Generators

Proprietary linear generators convert low-energy gases into clean power efficiently.

Benefits:
- High Pollutant Tolerance: Works with low-energy synthesis gases with fluctuating quality.
- Unique Technology: Partnership with Libertine (UK) for proprietary linear generators.

Use Solid Oxide Fuel Cells (SOFC) for Power Generation

Achieve 55% electric efficiency using waste-derived gases via solid oxide fuel cells.

Benefits:
- High Electric Efficiency: Converts waste-derived gases into electricity at 55% efficiency.
- Strategic Collaboration: Developed with Fraunhofer Institute IKTS and ThyssenKrupp.
- Government Funding: Supported by the German Ministry of Economics.



Produce Decentralized, Waste-Based Green Hydrogen

Use advanced separation technology to produce scalable, decentralized, waste-based green hydrogen.

Benefits:
- Green Hydrogen Economy: Drastically reduces the cost of green hydrogen production.
- Advanced Technology: Utilizes PSA and hydrogen membrane separation.
- Scalable Solution: Converts diverse waste streams into hydrogen.



💡 Led by a World-Class Team

Zero-X is driven by a founding team with over 18 years of industry experience. Our CTO, **Michael Hofmeister**, is a recognized leader in waste-to-energy technology, pioneering some of the most advanced

waste conversion solutions. Our team may be small, but it's world-class, comprising top engineers, environmental scientists, and business strategists all working together to revolutionize how the world handles waste and energy. Paris chose us after searching globally for the best partners, and we continue to deliver on our promise of excellence and innovation.

ZEROX | WEFUNDER
Investment Overview
LED BY A WORLD-CLASS TEAM
Hochschule Zittau/Görlitz
Fraunhofer IKTS
UTP
Biorenewables Development Centre
SAB
Federal Ministry for Economic Affairs and Climate Action
ptj

🗳️ Government-Backed Growth

Zero-X has secured substantial financial backing, with **over €7 million in non-repayable grants** from prestigious institutions, including the **German Ministry of Economics**, the **State of Saxony**, and the **European Union**. This funding supports our R&D pipeline through 2027, ensuring that our technology evolves with sustained financial support and allowing us to focus on bringing the X-150 to full commercial scale.

Our current round of funding is essential to **co-finance these grants**,

enabling us to **double our investment power** and expand faster into markets where waste-to-energy technology can make a significant impact. By joining us now, you're not only investing in Zero-X but also leveraging millions in government funding that amplifies every dollar, accelerating our path to disrupt the waste-to-energy sector.


ZERO X
INTERNATIONAL RESEARCH COLLABORATIONS:
Hochschule Zittau/Görlitz
Fraunhofer IKTS
UTP
Biorenewables Development Centre
University of York
Deutsches Zentrum für Luft- und Raumfahrt German Aerospace Center
Zero-X's modular, on-site technology creates a mind-blowing, trillion-dollar opportunity by converting waste directly into valuable gas, hydrogen, and electricity. We are revolutionizing sustainable power from ocean waste, sewage sludge, to empowering rural villages and reducing landfill dependency globally.
www.zero-x.co

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🎥 Our Last Webinar

Couldn’t make our last the webinar? Catch up and watch it here!


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